12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: (858) 523-5400 Fax: (858) 523-5450
www.lw.com

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May 9, 2006

VIA EDGAR AND FED EX

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Basin Water, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File Number 333-131794

Dear Mr. Owings:

Simultaneously with the filing of this letter, Basin Water, Inc. (the “Company”) is submitting (by EDGAR) Amendment No. 4 to its Registration Statement on Form S-1 (the “Amendment”) to update the Registration Statement to reflect an increase in the price range of the Company’s common stock offered. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.

We also hereby confirm that the reference and limitation to “General Corporation Law of the State of Delaware” in our opinion, filed as Exhibit 5.1 to the above-named Registration Statement, includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Any comments or questions regarding the Amendment should be directed to the undersigned at (858) 523-5433. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas C. Tekulve, Basin Water, Inc.
Keith R. Solar, Alhadeff & Solar, LLP
Faye H. Russell, Latham & Watkins LLP
Brian M. Katz, Pepper Hamilton LLP